Exhibit 99.1

REITAR LOGTECH HOLDINGS LIMITED ANNOUNCES SHARE REPURCHASE PROGRAM OF UP TO $3.0 million

HONG KONG, August 21, 2026 – Reitar Logtech Holdings Limited (NASDAQ: RITR) (“Reitar” or the “Company”), a market leader in Hong Kong’s smart logistics and automated warehousing sector, today announced that its Board of Directors has authorized a share repurchase program under which the Company may repurchase up to $3.0 million value of its outstanding Class A ordinary shares (the “Share Repurchase Program”).

The repurchases under the Share Repurchase Program may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. Any open market repurchases will be conducted in accordance with the limitations set forth in Rule 10b-18 and/or Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended. The timing and dollar amount of repurchase transactions will be determined by the Company’s management based on its evaluation of market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory limitations, and other relevant factors.

The Share Repurchase Program does not obligate the Company to acquire any specific number of shares and may be suspended, modified, or discontinued at any time at the Company’s discretion without prior notice. The Company expects to fund the repurchases out of its existing cash balances.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Contact:

Investor Relations

Reitar Logtech Holdings Limited

Unit 801, 8/F, Tower 2, The Quayside

77 Hoi Bun Road, Kwun Tong

Kowloon, Hong Kong